UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CKX, INC.

(Name of the Issuer)

CKX, INC.

THE PROMENADE TRUST

PRISCILLA PRESLEY

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

Howard J. Tytel	David E. Shapiro
CKx, Inc.	Wachtell, Lipton, Rosen & Katz
650 Madison Avenue	51 West 52nd Street
New York, New York 10022	New York, New York 10019
Telephone: (212) 838-3100	(212) 403-1000

Michael A. Woronoff
Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067-3206
Telephone: (310) 284-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), is filed by CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction (“CKx” or the “Company”), The Promenade Trust and Priscilla Presley. This Schedule 13E-3 relates to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”). The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011 (the “Schedule TO”). In connection with the Offer to Purchase, the Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 18, 2011 (the “Schedule 14D-9”).

The information set forth in each of the Offer to Purchase and the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Schedule 14D-9 under Item 1(a), “Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities. The information set forth in the Schedule 14D-9 under Item 1(b), “Subject Company Information—Class of Securities” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the following captions is incorporated here in by reference:

THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”); and

THE TENDER OFFER—Section 13 (“Dividends and Distributions”).

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases.

(i)	With respect to CKx, the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx—Purchases of Common Shares”) is incorporated herein by reference.

(ii)	Neither The Promenade Trust nor Priscilla Presley has purchased any securities of CKx during the two-year period prior to the date of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET;

THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”); and

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons—Certain Information Concerning the Trust and Priscilla Presley”).

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Different Terms. The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);

THE TENDER OFFER—Section 1 (“Terms of the Offer; Expiration Date”); and

THE TENDER OFFER—Section 3 (“Procedures for Tendering Common Shares”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub, and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(d) Appraisal Rights. The information set forth in the Schedule 14D-9 under Item 8(b), “Additional Information To Be Furnished—Appraisal Rights” and Annex A attached to the Schedule 14D-9 is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”);

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”); and

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”).

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”); and

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”).

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”);

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”); and

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”).

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under Item 3, “Past Contacts, Transactions, Negotiations and Agreements” and under Item 5, “Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”); and

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”); and

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”);

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”);

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”);

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”);

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and

THE TENDER OFFER—Section 13 (“Dividends and Distributions”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(c)(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET; and

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”) ;

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”); and

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”).

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 1 (“Background of the Offer”); and

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(c) Reasons. The information set forth in the Schedule 14D-9 under Item 4(c), “The Solicitation or Recommendation—Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”); and

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”).

(d) Effects. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”); and

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences of the Offer and the Merger”).

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”); and

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”).

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under Item 4(c), “The Solicitation or Recommendation—Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”); and

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”); and

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”); and

THE TENDER OFFER—Section 12 (“Conditions to the Offer”).

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Schedule 14D-9 under Item 4(c), “The Solicitation or Recommendation—Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”); and

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”).

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”); and

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(f) Other Offers. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS—Section 1 (“Background of the Offer”) is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under Item 5, “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under Item 5, “Persons/Assets Retained, Employed, Compensated or Used” and in the Offer to Purchase under the caption SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”) is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CKx during its regular business hours by any interested holder of CKx shares or representative of the interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and

THE TENDER OFFER—Section 15 (“Fees and Expenses”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and

THE TENDER OFFER—Section 15 (“Fees and Expenses”).

The Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, among Parent, Merger Sub and CKx is incorporated herein by reference to Exhibits (d)(1) and (d)(2) filed herewith.

(c) Expenses. The information set forth in the Offer to Purchase under the captions THE TENDER OFFER—Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);

THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and

THE TENDER OFFER—Section 15 (“Fees and Expenses”).

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Annex A of the Schedule 14D-9 under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14D-9 under Item 6, “Interest in Securities of the Subject Company” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);

SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”);

SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);

SPECIAL FACTORS—Section 13 (“Certain Relationships between the Trust or Priscilla Presley and CKx”);

SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”);

SPECIAL FACTORS—Section 15 (“Certain Relationships between Parent, UK Holdco, Offeror, Merger Sub or Apollo Management and CKx”); and

SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”); and

SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”)

Item 13.	Financial Information.

(a) Financial Information.

(1)	The audited consolidated financial statements of CKx as of and for the fiscal years ended December 31, 2009 and December 31, 2010 are incorporated herein by reference to Item 8 to CKx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as amended.

(2)	The unaudited consolidated financial statements of CKx as of and for the quarter ended March 31, 2011 are incorporated herein by reference to Item 1 to CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(3)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.

(4)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.

(b) Pro Forma Information. The pro forma financial statements of CKx are not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under Item 4, “The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;

SPECIAL FACTORS—Section 1 (“Background of the Offer”);

SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) THE TENDER OFFER—Section 3 (“Procedures for Tendering Common Shares”); and

THE TENDER OFFER—Section 15 (“Fees and Expenses”).

(b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

(b) The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 17, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(F)	Advertisement as published on May 17, 2011 (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex A attached to the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(1)(H)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by CKx, Inc. on May 18, 2011, which is incorporated herein by reference.

(a)(2)	Letter from the Chairman of the Board to the Stockholders of CKx, Inc. dated May 17, 2011 (incorporated by reference to Exhibit (a)(2)(D) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(5)(A)	Press Release, dated May 10, 2011 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by CKx, Inc. on May 11, 2011).

(a)(5)(B)	Press Release, dated May 17, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx on May 17, 2011).

(a)(5)(C)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. (incorporated by reference to Exhibit (a)(5)(D) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned

Nierenberg v. CKx, Inc., et al. (Civil Action No. 5545-CC) (incorporated by reference to Exhibit (a)(5)(E) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(5)(E)	Complaint filed in the Supreme Court of the State of New York County of New York, captioned Leone v. Edwin M. Banks, et al. (Index No. 650538/2010 ) (incorporated by reference to Exhibit (a)(5)(F) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).*

(b)	Amended and Restated Debt Commitment Letter by and among Goldman Sachs Bank USA, Colonel Holdings, Inc. and Colonel Merger Sub, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (b) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(c)(1)	Opinion of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Annex B attached to the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(c)(2)	Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Exhibit (a)(2)(F) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).†

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2011, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(2)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(3)	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(d)(4)	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., and Laura Sillerman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(d)(5)	Letter Agreement, dated as of May 10, 2011, between The Promenade Trust and Parent (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(d)(6)	Limited Guarantee by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware

892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. in favor of CKx, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(7)	Equity Commitment Letter by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to Colonel Holdings, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(d)(8)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Michael G. Ferrel (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by CKx, Inc. on May 17, 2011).

(d)(9)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Thomas P. Benson (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by CKx on May 17, 2011).

(d)(10)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Howard J. Tytel (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by CKx on May 17, 2011).

(d)(11)	Amendment No. 2, dated as of May 10, 2011, to the Rights Agreement, dated as of June 24, 2010, as amended, between CKx, Inc. and Mellon Investor Services LLC, as rights agent (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(12)	Amendment, effective as of May 10, 2011 to the Amended and Restated Bylaws of CKx (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).

(f)	General Corporation Law of the State of Delaware Section 262 (incorporated by reference to Annex C attached to the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(g)	None.

*	Indicates a document prepared by Offeror. CKx takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Offeror to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

CKX, INC.

By:	/s/ Howard J. Tytel
Name:	Howard J. Tytel
Title:	Senior Executive Vice President, Director of
Legal and Governmental Affairs

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

THE PROMENADE TRUST

By:	/s/ Barry Siegel
Name:	Barry Siegel
Title:	Trustee, The Promenade Trust

/s/ Priscilla Presley
Priscilla Presley